
Mail Stop 3720

October 31, 2006

VIA U.S. MAIL AND FAX (212) 975-6910
Mr. Fredric G. Reynolds
Executive Vice President and Chief Financial Officer
CBS Corporation
51 W. 52nd Street,
New York, New York 10019

> **Re: CBS Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
> **Form 10-Q for the Quarter Ended June 30, 2006**
> **Filed August 8, 2006**
> **File No. 1-09553**

Dear Mr. Reynolds:

     We have reviewed your supplemental response letter dated October 4, 2006 as well as your filings and have the following comments. As noted in our comment letter dated September 7, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the fiscal year ended December 31, 2005

Revenue Recognition, page II-44.

1. We note your response to our prior comment 11. With respect to revenues from advertising sales, tell us, and disclose, how you determine that the earnings process is complete, or when "the targeted audience rating has been met." Please disclose your basis for measurement and your underlying assumptions if not measured independently.

3) Goodwill and Intangible Assets, page II-51

2. We refer to your response to prior comment 15 regarding your radio business.

- With respect to your determination of your Radio operating segment, tell us if the information that is provided to your CEO on a regular basis contains information about each of your radio stations OR your radio stations by geographic area.

- With respect to your conclusion that your five geographic regions or components comprise a single reporting unit:

  o We note your statement that these five components have similar economic characteristics. Please tell us whether each of your components exhibit similar long-term financial performance and describe in detail what information you analyze to make that determination.

  o We note your discussion of "the extent to which the component businesses share assets and other resources." It is unclear to us how your 179 radio stations share physical assets such as facilities and radio broadcast equipment. It is also unclear how your radio stations in differing geographic areas share management, accounting, engineering and other resources. Your analysis that the sharing of corporate resources or other centralized operations does not appear sufficient enough to support aggregation of these five components. Please advise.

Form 10-Q for the Quarterly Period Ended June 30, 2006

Description of Business, page 6

3. We note your response to our prior comment 18. Tell us if the information that is provided to your CEO on a regular basis contains information about each of your Television components, such as CBS Television, CBS Paramount Television, Showtime Networks and CSTV Networks. Additionally, please address the following when determining whether your television components meet the operating segment criterion in paragraph 10.b of SFAS 131:

   - The fact that in a recent earnings call, the CEO specifically referred to performance metrics and discrete information related to certain of your respective divisions, including Showtime, CBS Television Stations and CSTV, and

   - The basis of compensation for each of the television executives and the degree of involvement of your CEO in setting the total compensation.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director